Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Catamaran Corporation:

We consent to the incorporation by reference in this registration statement on Form S-3 of Catamaran Corporation (the “Company”) of our reports dated March 1, 2013, with respect to the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 Annual Report on Form 10-K of the Company, and to the reference to our firm under the heading “Experts” in the prospectus which forms a part of this registration statement.

/s/ KPMG LLP

Chicago, Illinois

March 1, 2013